                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*
                                         -

                                 VIATEL, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 925529208
                     ----------------------------------
                              (CUSIP Number)

                          NOVEMBER 17, 20 AND 21 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages
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CUSIP No. 925529208                    13G                   Page 2 of 8 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification No. of above persons (entities only).

     Alfred West
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
   Number of                  (5) Sole Voting Power
     Shares                       3,455,254
  Beneficially                --------------------------------------------------
    Owned by                  (6) Shared Voting Power
     Each                         436,890
  Reporting                   --------------------------------------------------
    Person                    (7) Sole Dispositive Power
     With                         3,455,254
                              --------------------------------------------------
                              (8) Shared Dispositive Power
                                  436,890
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,892,144
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     7.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 925529208                    13G                   Page 3 of 8 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     s.s. OR I.R.S. Identification No. of above persons (entities only).

     AT Econ Limited Partnership
     13-3985583
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group *                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
    Number of                 (5) Sole Voting Power
     Shares                       397,593
   Beneficially               --------------------------------------------------
    Owned by                  (6) Shared Voting Power
     Each
   Reporting                  --------------------------------------------------
    Person                    (7) Sole Dispositive Power
    With                          397,593
                              --------------------------------------------------
                              (8) Shared Dispositive Power

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     397,593
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                            / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     0.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 925529208                    13G                   Page 4 of 8 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification No. of above persons (entities only).

     AT Econ Limited Partnership No. 2
     13-3985583
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group*                             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
    Number of                (5) Sole Voting Power
     Shares                      39,297
   Beneficially              --------------------------------------------------
     Owned by                (6) Shared Voting Power
      Each
   Reporting                 --------------------------------------------------
     Person                  (7) Sole Dispositive Power
     With
                             --------------------------------------------------
                             (8) Shared Dispositive Power
                                 39,297
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     39,297
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                           / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     Less than 0.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 925529208                    13G                   Page 5 of 8 Pages
          ---------

ITEM 1.

    (a)   Name of Issuer

          Viatel, Inc. a Delaware corporation (the "Issuer").
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          685 Third Avenue
          New York, New York 10017
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing:

          This statement is filed by and on behalf of Alfred West, AT Econ Limited Partnership and AT Econ Limited Partnership NO. 2.
          ---------------------------------------------------------------------

    (b)   Address of Principal Business Office or, if none, Residence:

          Alfred West's principal business office address is 1450 37th Street, Brooklyn, New York 11218. AT Econ Limited Partnership and AT Econ Limited Partnership No. 2 each have their principal office at 1712 57th Street, Brooklyn, New York 11204.
          ---------------------------------------------------------------------

    (c)   Citizenship:

          Alfred West is a United States Citizen. AT Econ Limited Partnership and AT Econ Limited Partnership No. 2 were organized under the laws of the State of Delaware.
          ---------------------------------------------------------------------

    (d)   Title of Class of Securities:

          This statement relates to shares of the Issuer's common stock, par value $0.01 per share (the "Common Stock").
          ---------------------------------------------------------------------

    (e)   CUSIP Number:

          925529208
          ---------------------------------------------------------------------

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CUSIP No. 925529208                    13G                   Page 6 of 8 Pages
          ---------

ITEM 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), Check Whether the Person Filing Is a:

         Not Applicable.

ITEM 4.  Ownership.
         ALFRED WEST:

         (a)    Amount Beneficially Owned:
                3,892,144 shares of Common Stock, as of January 31, 2001

         (b)    Percent of Class:
                7.7% (based on the number of shares advised to be outstanding by the Issuer as of November 9, 2000).

         (c)    (i)    3,455,254
                (ii)     436,890
                (iii)  3,455,254
                (iv)     436,890

         AT ECON LIMITED PARTNERSHIP:

         (a)    Amount Beneficially Owned:
                397,593 shares of Common Stock, as of January 31, 2001.

         (b)    Percent of Class:
                0.8% (based on the number of shares advised to be outstanding by the Issuer as of November 9, 2000).

         (c)    (i)   397,593
                (ii)        0
                (iii) 397,593
                (iv)        0

CUSIP No. 925529208                    13G                   Page 7 of 8 Pages
          ---------

          AT ECON LIMITED PARTNERSHIP No. 2:

         (a)    Amount beneficially owned:
             39,297 shares of Common Stock, as of January 31, 2001.

         (b)    Percent of Class:
             Less than 0.1% (based on the number of shares advised to be outstanding by the Issuer as of November 9, 2000).

         (c)    (i)   39,297
                (ii)       0
                (iii) 39,297
                (iv)       0

ITEM 5.  Ownership of Five Percent or Less of a Class.
         Not Applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

ITEM 8.  Identification and Classification of Members of the Group.
         Not Applicable.

ITEM 9.  Notice of Dissolution of Group.
         Not Applicable.

ITEM 10. CERTIFICATIONS.
         Not Applicable.

                                  SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2001                AT ECON LIMITED PARTNERSHIP


                                       By: /s/ Alfred West
                                           ----------------------------------
                                           Name: Alfred West, Managing
                                                 General Partner



Date: February 14, 2001                AT ECON LIMITED PARTNERSHIP NO. 2


                                       By: /s/ Alfred West
                                           ----------------------------------
                                           Name: Alfred West, Managing
                                                 General Partner



Date: February 14, 2001                By: /s/ Alfred West
                                           ----------------------------------
                                           Name: Alfred West